Exhibit 99.1

PRESS RELEASE Brussels, 12th October 2015

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

THIS ANNOUNCEMENT IS NOT AN ANNOUNCEMENT OF A FIRM INTENTION TO MAKE AN OFFER UNDER RULE 2.7 OF THE CITY CODE ON TAKEOVERS AND MERGERS AND THERE CAN BE NO CERTAINTY THAT AN OFFER WILL BE MADE.

Anheuser-Busch InBev Confirms

Improved Proposal to SABMiller

Improved proposal of GBP 43.50 per share in cash, with partial share alternative

Cash offer at 48% premium

Partial share alternative at 33% premium

Anheuser-Busch InBev (“AB InBev”) (Euronext: ABI) (NYSE: BUD) notes recent speculation and confirms that it has today made an improved proposal to the Board of SABMiller plc (“SABMiller”) (LSE: SAB) (JSE: SAB) to combine the two companies and build the first truly global beer company.

Improved Proposal

AB InBev’s improved proposal comprises a cash offer of GBP 43.50 per share, with a partial share alternative available for approximately 41% of the SABMiller shares.

The cash proposal represents a premium of over 48% to SABMiller’s closing share price of GBP 29.34 on 14th September 2015 (being the last business day prior to renewed speculation of an approach from AB InBev).

The Partial Share Alternative

Under the improved proposal, SABMiller shareholders who elect for the partial share alternative will receive 0.483969 Restricted Shares and GBP 3.56 in cash for each SABMiller share1. Based on the closing

1 In the event that elections for the Restricted Shares represent more than 326 million Restricted Shares then such elections will be reduced on a pro rata basis.

PRESS RELEASE Brussels, 12th October 2015

price of AB InBev’s ordinary shares on 9th October 2015 of EUR 98.30, the partial share alternative, including the GBP 3.56 in cash, would value each SABMiller share at GBP 38.88 per share, representing a premium of approximately 33% to the closing SABMiller share price of GBP 29.34 as of 14th September 20152.

This improved proposal is pre-conditional on both Altria Group, Inc. and BevCo Ltd. undertaking to elect for the partial share alternative in respect of all of their SABMiller shares.

AB InBev anticipates that most SABMiller shareholders, other than Altria Group, Inc. and BevCo Ltd., would wish to elect for the cash offer.

AB InBev will not be seeking the SABMiller Board’s recommendation with respect to the partial share alternative.

Other Matters

The announcement of a formal transaction would be subject to the pre-conditions noted above and the other pre-conditions and conditions disclosed in AB InBev’s announcement on 7th October 2015. AB InBev reserves the right to waive in whole or in part any of the pre-conditions to the making of an offer as set out in that announcement or referred to above.

The improved proposal does not constitute an offer or impose any obligation on AB InBev to make an offer, nor does it evidence a firm intention to make an offer within the meaning of the Code. AB InBev does not, therefore, regard it as forming the basis for an announcement pursuant to Rule 2.2(a) of the Code.

There can be no certainty that a formal offer will be made. A further statement will be made as appropriate.

2 Based on an exchange rate of EUR 1.3469:GBP 1.0000, which was derived from data provided by Bloomberg as at 4.30 pm BST on 9th October 2015.

PRESS RELEASE Brussels, 12th October 2015

AB InBev reserves the following rights:

a)	to introduce other forms of consideration and/or to vary the composition of consideration;

b)	to implement the transaction through or together with a subsidiary of AB InBev or a company which will become a subsidiary of AB InBev;

c)	to make an offer (including the cash offer and partial share alternative) for SABMiller at any time on less favorable terms:

(i)	with the agreement or recommendation of the Board of SABMiller;

(ii)	if a third party announces a firm intention to make an offer for SABMiller on less favorable terms; or

(iii)	following the announcement by SABMiller of a whitewash transaction pursuant to the Code; and

d)	in the event that any dividend is announced, declared, made or paid by SABMiller, to reduce its offer (including the cash offer and partial share alternative) by the amount of such dividend.

Lazard is acting exclusively as financial adviser to AB InBev and for no one else in connection with the matters described in this announcement and is not, and will not be, responsible to anyone other than AB InBev for providing the protections afforded to clients of Lazard, or for providing advice in connection with the matters described in this announcement. For these purposes “Lazard” means Lazard Frères & Co. LLC and Lazard & Co., Limited. Lazard & Co., Limited is authorised and regulated in the United Kingdom by the Financial Conduct Authority. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this announcement or the matters described in this announcement.

Deutsche Bank AG is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. Details about the extent of its authorisation and regulation by the Prudential Regulation Authority, and regulation by the Financial Conduct Authority, are available on request or from www.db.com/en/content/eu_disclosures.htm

Deutsche Bank AG, acting through its London branch (“DB”), is acting as corporate broker to AB InBev and no other person in connection with this announcement or its contents. DB will not be responsible to any person other than AB InBev for providing any of the protections afforded to clients of DB, nor for providing any advice in relation to any matter referred to herein. Without limiting a person’s liability for fraud, neither DB nor any of its subsidiary undertakings, branches or affiliates nor any of its or their respective directors, officers, representatives, employees, advisers or agents owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of DB in connection with this announcement, any statement contained herein or otherwise.

In accordance with Rule 2.6(a) of the Code, AB InBev must, by not later than 5.00 p.m. on Wednesday 14th October 2015, either announce a firm intention to make an offer for SABMiller in accordance with Rule 2.7 of the Code or announce that it does not intend to make an offer for SABMiller, in which case the announcement will be treated as a statement to which Rule 2.8 of the Code applies. This deadline will only be extended with the consent of SABMiller and the Takeover Panel in accordance with Rule 2.6(c) of the Code.

English, Dutch and French versions of this press release will be available on www.ab-inbev.com.

PRESS RELEASE Brussels, 12th October 2015

NOTES

Disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

PRESS RELEASE Brussels, 12th October 2015

Forward Looking Statements

This press release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements relating to AB InBev’s proposal to the Board of SABMiller, and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. These forward-looking statements may include statements relating to: the expected characteristics of the combined company; expected ownership of the combined company by AB InBev and SABMiller shareholders; expected customer reach of the combined company; the expected benefits of the proposed transaction; and the financing of the proposed transaction. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and SABMiller and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including that there can be no certainty that the approach in respect of the proposed transaction described herein will result in an offer or agreement, or as to the terms of any such agreement, and the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 24 March 2015. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, reports furnished on Form 6-K, and any other documents that AB InBev or SABMiller have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Notice to US investors

If AB InBev made an offer for SABMiller, then US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders may be implemented under a UK scheme of arrangement provided for under English company law. If so, it is expected that any shares to be issued under the transaction to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and would be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PRESS RELEASE Brussels, 12th October 2015

Media	Investors
Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com
Karen Couck Tel: +1-212-573-9283 E-mail: karen.couck@ab-inbev.com Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com Heiko Vulsieck Tel: +32-16-27-68-88 E-mail: heiko.vulsieck@ab-inbev.com
Steve Lipin, Brunswick Group US Tel: +1-212-333-3810 E-mail: slipin@brunswickgroup.com Richard Jacques, Brunswick Group UK Tel: +44-20-7404-5959 E-mail: rjacques@brunswickgroup.com
Financial Adviser – Lazard	Corporate Broker – Deutsche Bank
William Rucker / Charlie Foreman Tel: +44 20 7187 2000	Ben Lawrence / Simon Hollingsworth Tel: +44 20 7545 8000

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe®, and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass®, and Jupiler®. Anheuser-Busch InBev’s dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 155 000 employees based in 25 countries worldwide. In 2014, AB InBev realized USD 47.1 billion revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. Learn more at ab-inbev.com, at facebook.com/ABInBev or on Twitter through @ABInBevNews.